25002807

UNITED STATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67262

SEC Mail Processing
MAR 0 5 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRITON PACIFIC SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 SPECTRUM CENTER DR #440
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL CARROLL	804-893-3712	mcarroll@tritonpacificsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 W. WACKER DR., 6TH FLOOR	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Triton Pacific Securities, LLC

Report Pursuant to Rule 17a-5(e)(3)

Financial Statements

For the Year Ended December 31, 2024

Contents

OATH OR AFFIRMATION

I, Michael L. Carroll, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Triton Pacific Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRYN NICOLE CHAMBERLIN NOTARY PUBLIC REG. #00289959 MY COMMISSION EXPIRES 09/30/2028 COMMONWEALTH OF VIRGINIA

Signature: [signature]

Title: Chief Financial Officer/FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance of
Triton Pacific Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information presented in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information presented in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

FGMK, LLC

We have served as the Company's auditor since 2018.

Chicago, Illinois
February 27, 2025

FGMK, LLC
333 W. Wacker Drive, 6th Floor | Chicago, IL 60606
2801 Lakeside Drive, 3rd Floor | Bannockburn, IL 60015
17W110 22nd Street, Suite 350 | Oakbrook Terrace, IL 60181

Bannockburn | Chicago | Cleveland | Denver
Dubuque | Indianapolis | Oakbrook Terrace
Orange County | Santa Fe | Sarasota

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash	$	102,745
Due from affiliates		49,489
Prepaid expenses		65,025
Right of use assets		147,446
Property and equipment, net		55,194
Deposits		11,794
Total assets	**$**	**431,693**

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	73,255
Due to affiliates		3,964
Lease liabilities		157,670
Total liabilities	$	234,889
Members' Equity	$	196,804
Total Liabilities and Member's Equity	**$**	**431,693**

The accompanying notes are an integral part of this financial statement.

Triton Pacific Securities, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenue from contracts with customers	
Commissions and fees	$ 241,364
Transaction fees	650,155
Reimbursed issuer offering costs	588,498
Total revenue	1,480,017
Operating expenses	
Compensation and benefits	1,705,354
Issuer offering costs	588,498
Office expense	115,781
Occupancy	138,216
Outside services	104,599
Other general and administrative expenses	48,917
Communications	32,228
Licenses and permits	26,325
Depreciation expense	20,391
Professional fees	16,796
Travel and related	4,949
Reimbursement from affiliate	(1,972,192)
Total operating expenses	829,862
Net income	$ 650,155

The accompanying notes are an integral part of this financial statement.

Triton Pacific Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

Balance, December 31, 2023	$	196,804
Net income		650,155
Distributions		(650,155)
Balance, December 31, 2024	$	196,804

The accompanying notes are an integral part of this financial statement.

Triton Pacific Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities:	
Net income	$ 650,155
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	20,391
Payments made on lease liabilities	(125,518)
Non-cash lease expense	131,120
Changes in operating assets and liabilities:	
Commissions receivable	12,775
Due from affiliates	(32,025)
Prepaid expenses	(8,099)
Accounts payable and accrued expenses	4,699
Commissions payable	(12,132)
Due to affiliates	(3,279)
Net cash provided by operating activities	638,087
Cash Flows from Financing Activities:	
Distributions	(650,155)
Net cash flows used in financing activities	(650,155)
Net change in cash	(12,068)
Cash at beginning of year	114,813
Cash at end of year	$ 102,745

The accompanying notes are an integral part of this financial statement.

Triton Pacific Securities, LLC

Notes to the Financial Statements

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority Inc. ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

The Company engages in the private placement of securities as a broker-dealer, in addition to conducting merger and acquisition advisory services.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company follows accounting principles generally accepted in the United States of America ("GAAP").

Segment Reporting – The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, Segment Reporting (including adoption of Accounting Standards Update ("ASU" 2023-07), which requires companies to disclose segment information based on how management makes decisions about allocating resources to segments and evaluating performance. The Company operates as a single operating segment. The chief operating decision maker ("CODM"), which is considered to be the Company's executive team, evaluates the company's financial performance and allocates resources on an entity-wide basis. These amounts are the same amounts, in all material respects, as those reported on the Statement of Operations. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Note 2 – Significant Accounting Policies, Continued

Revenue Recognition - The Company follows FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from selling private placements of securities for affiliated issuers. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes a dealer manager fee and is recognized as revenue when the performance obligation is satisfied, generally on the trade date.

Additionally, the Company incurs certain costs related to the offerings on behalf of the affiliated issuers. Issuer reimbursement of these costs is recorded as revenue at the point in time the related expense is incurred as the performance obligation is satisfied at such date.

The Company also earns transaction fees from merger and acquisition services. The performance obligation is the consummation of the merger and acquisition, as detailed in the contract with the customer. The transaction price is as detailed in the contract with the customer and is recognized as revenue when the performance obligation is satisfied as of a point in time.

73% and 19% of the Company's revenues were earned from two customers, respectively, during the year ended December 31, 2024.

Use of Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's significant estimates include its allowance for credit losses. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies, Continued

Commissions receivable and allowance for credit losses - Commissions receivable consist of unconditional amounts due for services rendered and are reported at amortized cost. All receivables are uncollateralized. Balances were $0 and $12,775 as of December 31, 2024 and January 1, 2024, respectively.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2024 or January 1, 2024.

Property and equipment – Property and equipment are stated at cost, net of depreciation. Expenditures for repairs and maintenance which do not improve or extend the useful lives of assets are charged to expense. Depreciation of property and equipment is calculated using the straight line method based on the estimated useful life of the assets, ranging from three to seven years. Depreciation of leasehold improvements is over the term of the initial lease term.

Commissions payable – Commissions payable balances consist of commissions specifically related to commissions receivable, and will be paid upon receipt of these receivables.

Income Taxes - The Company, with consent of its members, has elected to be a Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes is included in these financial statements.

GAAP provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its federal and state organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. federal and state tax authorities, generally for three years after the tax returns are filed.

Note 2 – Significant Accounting Policies, Continued

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancelable operating leases for office space and equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rates are the implicit rates if it is readily determinable or otherwise the Company uses its internal, affiliate to affiliate, borrowing rates. The implicit rate of our leases are not readily determinable and accordingly, we use our internal borrowing rate based on the information available at the commencement date for all leases. The Company's internal borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment from an affiliate. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with our short-term leases on a straight-line basis over the lease term.

Recently Adopted Accounting Pronouncement - In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. As previously disclosed, the Company adopted this standard effective January 1, 2024.

Triton Pacific Securities, LLC

Notes to the Financial Statements

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2024:

	Amount
Furniture and equipment	$ 105,016
Leasehold improvements	2,763
	107,779
Less: accumulated depreciation	(52,585)
	$ 55,194

Note 4 – Leases

The Company has obligations as a lessee for office space and equipment with initial non-cancelable terms in excess of one year. The Company has elected the practical expedient to account for the non-lease components for all asset classes. Payments due under the lease contracts include fixed payments and an annual escalator on base rent.

The components of lease cost for the year ended December 31, 2024 are as follows:

	Occupancy	Equipment	Total
Operating lease cost	$ 126,338	$ 2,653	$ 128,991
Variable lease cost	11,878	269	12,147
Total lease cost	$ 138,216	$ 2,922	$ 141,138

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:

Operating leases:	
Operating lease ROU assets	$ 147,446
Operating lease liabilities	157,670

Other information related to leases as of December 31, 2024 was as follows:

Reduction to ROU assets resulting from reductions to lease obligations:

Weighted average remaining lease term	
Operating leases	1.25
Weighted average discount rate	
Operating leases	5.00%

Note 4 – Leases, Continued

At December 31, 2024, the future minimum lease payments under the noncancelable operating lease liabilities were as follows:

Year ending December 31,	Amount
2025	$ 130,182
2026	32,822
Less: imputed interest	(5,334)
Total lease liabilities	$ 157,670

Note 5 – Related Party Transactions

Certain affiliates may either pay or have paid certain expenses of the Company and receive or pay reimbursement subsequent to the transactions. A balance of $3,964 was due to certain affiliates at December 31, 2024. These balances are unsecured, non-interest bearing and are due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Company has an Expense Reimbursement Agreement with Restaurant Holdings Capital, LLC ("RHC"), an affiliate management company of the Company. Pursuant to this Expense Reimbursement Agreement, $1,972,192 was reimbursed to the Company for the year ended December 31, 2024, which equals the difference between revenue earned from commissions, less operating expenses. $49,489 of this amount was included in Due from Affiliates at December 31, 2024. $0 was due from other related parties at December 31, 2024.

Note 6 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company had net capital of $15,302, which was $9,472 in excess of its net capital requirement of $5,830. The Company's aggregate indebtedness to net capital ratio was 2.62 to 1.

Note 7 – Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made to the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

Note 8 – Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were available to be issued, and is not aware of any material subsequent events occurring during this period.

Triton Pacific Securities, LLC
Schedule I - Computation of Regulatory Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Computation of net capital			
Members' equity		$	196,804
Less: Non-allowable assets:			
Due from affiliates	49,489		
Prepaid expenses	65,025		
Property and equipment, net	55,194		
Deposits	11,794		181,502
Net capital		$	15,302
Computation of net capital requirements			
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$	5,830
Minimum dollar net capital required		$	5,000
Net Capital required (greater of above)		$	5,830
Excess net capital		$	9,472
Computation of aggregate indebtedness			
Total aggregate indebtedness liabilities		$	87,443
Aggregate indebtedness to net capital			5.71

Note: There are no material differences between the above computation and the Company's corresponding unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

Triton Pacific Securities, LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

Triton Pacific Securities, LLC is claiming an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charges with Governance
of Triton Pacific Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Triton Pacific Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Triton Pacific Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

FGMK, LLC

Chicago, Illinois
February 27, 2025

TritonPacific
Securities, LLC

Exemption Report

February 27, 2025

FGMK, LLC
333 W. Wacker Drive, Suite 600
Chicago, IL 60606

Re: SEC Rule 17a-5(d)(1) and (4) Exemption Report

Triton Pacific Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.17a-5, and
(2) The Company does not carry accounts of its customers and accordingly is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Michael Carroll, swear (or affirm) that, to the best of my knowledge and belief, this Exemption report is true and accurate.

Sincerely,

M. J. Carroll

Chief Financial Officer/ FINOP

Triton Pacific Securities, LLC

February 27, 2025

100 Spectrum Center Drive | #440 | Irvine | CA | 92618
TEL: 949.429.8500 |
FAX: 844.943.4995

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance of
Triton Pacific Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Triton Pacific Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

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